UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Commission file number
001-03344

SARA LEE CORPORATION 401(K) PLAN

(Full title of the plan)

SARA LEE CORPORATION
3500 Lacey Road
Downers Grove, Illinois 60515

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sara Lee Corporation
Employee Benefits Administrative Committee
Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Sara Lee Corporation 401(k) Plan ("the Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note B, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, on the basis of accounting described in Note B.

The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC

Oak Brook, Illinois
June 25, 2007

Sara Lee Corporation 401(k) Plan
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
December 31, 2006

	Allocated	Unallocated	Total
Assets			
Investments, at fair value (Note B)			
Plan interest in Sara Lee Corporation Master Investment Trust for Defined Contribution Plans (Note F)	$ 681,532,642	$ 33,004,126	$ 714,536,768
Net assets reflecting all investments at fair value	681,532,642	33,004,126	714,536,768
Net assets available for benefits	$ 681,532,642	$ 33,004,126	$ 714,536,768

The accompanying notes are an integral part of this statement.

Sara Lee Corporation 401(k) Plan
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
December 31, 2005

	Allocated	Unallocated	Total
Assets			
Investments, at fair value (Note B)			
Plan interest in Sara Lee Corporation Master Investment Trust for Defined Contribution Plans (Note F)	$ 1,104,360,134	$ 25,907,097	$ 1,130,267,231
Net assets reflecting all investments at fair value	1,104,360,134	25,907,097	1,130,267,231
Net assets available for benefits	$ 1,104,360,134	$ 25,907,097	$ 1,130,267,231

The accompanying notes are an integral part of this statement.

Sara Lee Corporation 401(k) Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
For the year ended December 31, 2006

	Allocated	Unallocated	Total
Additions			
Contributions			
Company	$ 31,048,536	$ 21,198,607	$ 52,247,142
Participant	58,362,797	-	58,362,797
Investment income (loss)			
Plan interest in Sara Lee Corporation Master Investment Trust for Defined Contribution Plans' net investment income (Note F)	59,555,336	15,158,760	74,714,096
Total additions	148,966,669	36,357,367	185,324,035
Deductions			
Benefits paid to participants	110,436,524	-	110,436,524
Interest expense	-	9,012,790	9,012,790
Administrative expenses	3,978,539	-	3,978,539
Total deductions	114,415,063	9,012,790	123,427,853
Transfer out due to plan spin-off (Note D)	(477,756,018)	-	(477,756,018)
Transfer in due to plan mergers (Note D)	129,372	-	129,372
Allocation of shares (net of dividends) of Sara Lee Corporation stock, at fair value (Note E)	20,247,548	(20,247,548)	-
Net increase (decrease)	(422,827,492)	7,097,029	(415,730,463)
Net assets available for benefits			
Beginning of the year	1,104,360,134	25,907,097	1,130,267,231
End of the year	$ 681,532,642	$ 33,004,126	$ 714,536,768

The accompanying notes are an intergral part of this statement.

NOTE A – DESCRIPTION OF PLAN

The following description of the Sara Lee Corporation 401(k) Plan ("the Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. Participants in former plans sponsored by certain divisions or subsidiaries of Sara Lee Corporation ("the Company") should refer to the special provisions section of the Plan agreement for additional information.

General

The Plan is a defined contribution plan covering U.S. employees who are members of a participating division or subsidiary of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as subsequently amended.

Effective December 31, 2002, the Sara Lee Corporation Employee Stock Ownership Plan ("the ESOP") and The Earthgrains Company Employee Stock Ownership/401(k) Plan ("the ERG ESOP") (collectively "the ESOPS"), separate plans sponsored by the Company, were merged into the Plan. See Note E for further details.

Effective January 1, 2006, the Plan was amended and restated to reflect the redesign of the retirement program.

Contributions

Eligible employees can contribute a percentage of their pretax compensation, as determined by the Sara Lee Corporation Employee Benefits Administrative Committee and as defined in the Plan agreement, subject to limitations under the Internal Revenue Code ("IRC"). Certain employees who become eligible to participate in the Plan on or after July 1, 2005 will be automatically enrolled in the Plan at a contribution rate of 4% of eligible pay. Participants who have attained age 50 and over may make an additional "catch-up" contribution, in accordance with the Plan. In addition, certain groups of participants are eligible for Company contributions as defined in the Plan agreement.

In 2005, salaried employees hired on or before June 30, 2005, were eligible to make a choice between two employer contribution programs for the 2006 plan year and thereafter. Participants who chose the "Current Program" continued to receive the same employer contributions that were in effect prior to January 1, 2006 and also continued accruing benefits under the Sara Lee Corporation Salaried Pension Plan ("the Pension Plan"), a separate plan sponsored by the Company. Participants who chose the "New Program" received an enhanced employer contribution to the Plan and ceased accruing additional benefits under the Pension Plan. Salaried employees hired on or after July 1, 2005 receive employer contributions under the New Program. Nonunion hourly employees continue to receive employer contributions under the Current Program. Employees who are subject to a collective bargaining agreement receive employer contributions in accordance with the applicable provisions of the Plan agreement and the collective bargaining agreement.

NOTE A – DESCRIPTION OF PLAN – Continued

Contributions – Continued

Program Component	Current Program	New Program
Annual Company Contribution	Up to 2% of eligible pay	Up to 2% of eligible pay
Additional Annual Company Contribution	Not applicable	3.5% of eligible pay
Monthly Company Matching Contribution	100% of the first 2% of eligible pay contributed	100% of the first 4% of eligible pay contributed
Discretionary Company Matching Contribution	Up to an additional 50% of the first 2% of eligible pay contributed	Not applicable

The Company may make the employer annual contribution and/or the matching contribution by (i) making a cash contribution which the trustee shall use to prepay partially a loan to release from the suspense account additional shares of stock as of the applicable valuation date, (ii) contributing cash which the trustee shall use to buy shares of stock for allocation as of the applicable valuation date, (iii) contributing stock for allocation as of the applicable valuation date, or (iv) any combination of the foregoing.

Rollovers

Participants may also contribute amounts representing distributions from other eligible retirement plans or individual retirement accounts.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related Company contributions, as well as the participant's share of the Plan's income, losses and certain related administrative expenses. Allocations of income, losses and certain related administrative expenses are made based on the proportion that each participant's account balance has to the total of all participants' account balances.

Vesting

All participants are fully vested in their deferral contributions and earnings thereon. Specific vesting schedules apply to those certain groups of employees eligible to receive Company contributions.

NOTE A – DESCRIPTION OF PLAN – Continued

Forfeitures

If a participant who is eligible to receive Company contributions leaves the Company for reasons other than death, disability or retirement before the Company contribution portion of his/her account is fully vested, the portion of his/her account that is not fully vested shall be forfeited. Forfeited amounts are allocated to reemployed participants as defined in the Plan agreement applicable to those certain groups of participants. Remaining forfeited accounts are then to be used to reduce Company matching contributions or administrative expenses determined by the Sara Lee Corporation Employee Benefits Administrative Committee. At December 31, 2006 and 2005, forfeited accounts totaled approximately $1,667,033 and $2,049,167, respectively, which were available to be allocated to eligible participants and to reduce future Company contributions or administrative expenses.

Investment Options

Effective January 1, 2006, participants may direct their total account balance amongst various investment options currently available to the Plan through the Sara Lee Corporation Master Investment Trust for Defined Contribution Plans ("the SLC Investment Trust") in 1% increments. Participants may change their investment elections daily. Prior to January 1, 2006, participants were able to direct the total vested portion of their account balance between various investment options, while the unvested portion of their account balance was invested in the Sara Lee Corporation Common Stock Fund ("the Company Stock Fund", See Note G).

Loans to Participants

Participants may borrow from their vested account balances the lesser of 50% of their vested account balances or $50,000, with a minimum loan of $500. Loans will bear interest at a fixed rate based on the prevailing prime rate as published in *The Wall Street Journal*. As of January 1, 2003, loans must be repaid within five years, unless the loan is to purchase a primary residence, in which case it must be paid back within 10 years. Participants may now have up to two loans outstanding at one time, however, one must be a loan for a principal residence and the other must be a general-purpose loan.

Benefit Payments

Upon termination of service due to death, disability, retirement or resignation/dismissal, distribution of the vested balance in the participant's account will be made to the participant or, in the case of the participant's death, to his/her beneficiary in a lump-sum payment in cash (or stock, if elected, for amounts invested in the Company Stock Fund of the SLC Investment Trust). In lieu of the lump-sum cash payment option, certain groups of participants may elect to receive a series of installment payments as defined in the Plan agreement applicable to those certain groups of participants.

Hardship Withdrawals

Participants who have immediate and substantial financial need may take a hardship withdrawal from their account balance, subject to certain limitations defined in the Plan agreement.

NOTE A – DESCRIPTION OF PLAN – Continued

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified prior to the time that such rights are to be exercised. The Trustee will vote any remaining nonvoted allocated shares and the unallocated shares based on the percentage of voted allocated shares.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared using the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. Under the modified cash basis of accounting, investments are recorded at fair value, investment income is recorded as earned, and administrative expenses, benefit payments, and contributions are recorded as the cash is paid or received. In addition, purchases and sales of securities are recorded on a trade-date basis.

If the Plan's financial statements had been prepared using the accrual basis of accounting in accordance with U.S. generally accepted accounting principles, contributions receivable of approximately $17,800,000 and $17,800,000, respectively, and other payables of approximately $346,000 and $392,000 (primarily accrued interest), respectively, would have been recorded in the accompanying statements of net assets available for benefits as of December 31, 2006 and 2005.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Adoption of New Accounting Standard

The Plan retroactively adopted *Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by the Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* ("the FSP") in 2006. Pursuant to the adoption of the FSP, the Plan's interest in fully benefit-responsive investment contracts included in the underlying investments of the Master Trust in which the Plan participates is to be presented at fair value (the Interest Income Fund). In addition, any material difference between the fair value of these investments and their contract value is to be presented as a separate adjustment line in the statement of net assets available for benefits. Contract value is the relevant measurement attribute for the portion of the Plan's net assets available for benefits attributable to fully benefit-responsive contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The adoption of the FSP had no impact on the net assets available for benefits as of December 31, 2005 or 2006. The net appreciation (depreciation) reported in the Plan's statement of changes in net assets available for benefits has also not been impacted by the adoption of the FSP.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Management has determined that the estimated fair value of the Master Trust's direct investments in fully benefit-responsive contracts through the Interest Income Fund and the estimated fair value of the Plan's indirect investments in fully benefit-responsive contracts as of December 31, 2006 and 2005 approximate contract value. Accordingly, the Plan's statements of net assets available for benefits report no adjustment caption reflecting the difference between the fair values of these investments and their contract values, due to the immateriality of this amount to the Plan's financial statements.

Valuation of Investments

The Plan's interest in the SLC Investment Trust is based on the Plan's relative aggregate contributions, benefit payments and other relevant factors. Investments in the SLC Investment Trust are stated at fair value, or at contract value which approximates fair value.

Shares of mutual funds are valued at the net asset value of shares held by the SLC Investment Trust at year-end. Investments in common collective funds are valued at the fair value of participant units owned by the SLC Investment Trust based on quoted redemption values.

The fair value of the Interest Income Fund is based on the net asset value of the fund, reflecting all investments at fair value, including direct interests in fully benefit-responsive investment contracts, as reported by the fund manager. The fair values of the fixed rate traditional guaranteed investment contracts or non-participating synthetic investment contracts held in the SLC Investment Trust have been estimated with a discounted cash flows methodology. Based on its duration, the estimated cash flow of each contract was discounted using a yield curve interpolated from swap rates and adjusted for liquidity and credit quality. For those contracts with no stated payment dates, the projected value at the end of the required days notice period was assumed to pay in full and this payment was then discounted following the same process. The fair value for floating rate traditional guaranteed investment contracts is equal to the contracts' book values. The fair value of a security-backed contract is the sum of the market values of the underlying investments. The fair values of wrap contracts associated with synthetic investment contracts within the SLC Investment Trust have been based upon the estimated replacement costs of the wrap contracts as of the financial statement dates. The fair values of the wrapper contracts were not material as of December 31, 2006 and 2005. See the New Accounting Standard note above regarding the difference between contract and fair value of the Interest Income Fund. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants' individual account balances.

Administrative Expenses

Administrative expenses associated with the Plan are paid by the Plan unless paid by the Company at its discretion.

NOTE C – INVESTMENT CONTRACTS

The SLC Investment Trust invests in the Interest Income Fund, a unitized fund established solely for the investment of the assets of the SLC Investment Trust. The interest income fund is maintained by Invesco and consists of investments in several guaranteed investment contracts, synthetic guaranteed investment contracts and common collective funds. Invesco maintains the contributions in a pooled account. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by Invesco. The contracts are included in the financial statements at fair value (which approximates contract value – see Note B).

The investment contracts specify certain conditions under which distributions from the contracts would be payable at amounts below contract value. Such circumstances include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer's underwriting criteria for issuance of a clone wrapper contract. The contracts limit the circumstances under which the issuer may terminate the contracts. Examples of circumstances which would allow the issuer to terminate the contracts include the Plan's loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the issuer could terminate the contracts at the market value of the underlying investments. Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rates of the contracts are based on an agreed-upon formula with the issuer, as defined in the contract agreements, but cannot be less than zero. The interest rates are reviewed on a monthly basis for resetting. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions; transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contracts. The Plan's allocable share of the resulting gains and losses in the fair value of the investment contracts relative to the contract value, if any, has been determined by management not to be material to the Plan. No adjustment is reflected in the Plan's 2006 and 2005 statements of net assets available for benefits or in the presentation of the net assets in the SLC Investment Trust in Note F, as the fair values of the investment contracts have been estimated to approximate their contract value.

	2006	2005
Average contract yield, in the aggregate for all contracts:		
Based on annualized earnings (1)	5.16%	4.82%
Based on interest rate credited to participants(2)	5.12%	4.80%

(1) Computed by dividing the annualized one-day actual earnings of the contracts on the last day of the Plan year by the fair value of the contracts' investments on the same date.
(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contracts' investments on the same date.

NOTE D – TRANSFERS

In February 2006, participants in the National Textile Saving Plan had their balances totaling $40,125 transferred into the Plan.

In June 2006, participants in the Metz Incentive Savings Plan for Union Employees who belonged to the International Brotherhood of Teamsters Local 325 had their account balances totaling $89,247 transferred into the Plan.

On February 10, 2005, the Company announced a comprehensive transformation plan designed to dramatically improve the Company's performance and better position it for long-term growth. As a result of the transformation, Sara Lee Branded Apparel, a division of the Company, was spun-off into an independent publicly traded company (Hanesbrands, Inc.). On July 24, 2006, Plan assets in the amount of $477,756,018 associated with participants from Sara Lee Branded Apparel were transferred into the Hanesbrands Retirement Savings Plan, in anticipation of the spin-off.

As part of the Hanesbrands, Inc. spin-off a dividend allocation occurred on September 5, 2006. On this date, all participants in the Plan received one share of Hanesbrands, Inc. common stock for every eight shares of Sara Lee Corporation common stock that a participant held as of the close of business on August 18, 2006. Participants who elected to not sell their Hanesbrands stock immediately may hold the shares in their account for up to one year. The value of the stock dividend allocation was $18,720,722.

NOTE E – NOTES PAYABLE

The ESOPS merged into the Plan effective December 31, 2002. The ESOPS were leveraged plans; therefore, causing the Plan financial statement presentation to change. Activities related to the unallocated accounts are reported separate from allocated account information. The allocated accounts of the Plan represent assets no longer collateralized by the notes payable and that participants have vested rights in. The unallocated account represents Company stock that is collateralized by debt and as the debt is paid down shares are released and allocated to eligible participants. The balance of the notes payable is considered part of the SLC Investment Trust and, therefore, is reflected as part of this investment in the statements of net assets.

Notes Payable - Sara Lee Corporation Employee Stock Ownership Plan

In June 1989, the ESOP issued and sold $350,000,000 (aggregate principal amount) of Guaranteed ESOP Notes ("Original Notes"). The proceeds of the Original Notes were used to purchase the Company's preferred stock. The agreement provides for the Original Notes to be repaid over 15 years, with the remaining balance due June 15, 2004. However, due to a spin-off in 1998 from the ESOP, a portion of the Original Notes was transferred to National Textiles Employee Stock Ownership Plan and Trust ("NT ESOP"), and the final balance was then scheduled to be paid off in 2003. The Original Notes principal payment of $40,603,082, that bore interest at 8.176%, was paid in full in 2003.

NOTE E – NOTES PAYABLE – Continued

The terms of the note agreement include a provision for optional prepayments on the Original Notes, with aggregate total prepayments not to exceed $17,500,000. In December 1993 and May 1994, the ESOP entered into an $845,000 and $985,000 term loan agreement, respectively, with the Company ("Sara Lee Prepayment Notes"). The proceeds of these term loans were used to prepay the Original Notes. The $845,000 term loan that bore interest at 6.25% and the $985,000 term loan that bore interest at 7.48% were paid in full on June 15, 2004.

In June 1997, the ESOP authorized the issue and sale of $15,670,000 (aggregate principal amount) of 5.73% Guaranteed ESOP Notes with Wachovia Bank ("Wachovia Prepayment Notes") to be issued in series (semiannually on June 15 and December 15), as set forth in the related note agreement, in order to make additional optional prepayments on the Original Notes. The outstanding Wachovia Prepayment Notes were paid in full on June 15, 2004.

Pursuant to an engagement letter dated July 6, 1998, the Company duly appointed State Street Bank and Trust Company ("SSB"), the trustee at the time, as the independent fiduciary to make an independent fiduciary decision with respect to the extension of the financing available to the ESOP (i.e., refinancing of Original Notes and Sara Lee and Wachovia Prepayment Notes), which financing will be available from the Company, and the extension of the release of shares under the ESOP through the year 2029. In connection with that decision, an ESOP Note Agreement dated December 15, 1998, was signed by and between the Company and SSB, as independent fiduciary and trustee of the Plan, in the amount of $22,401,012 at the rate of 5%. The proceeds of the loan were used to pay the aggregate principal and interest due on December 15, 1998, on the Original Notes and Sara Lee and Wachovia Prepayment Notes. Payment of the entire outstanding principal and accrued interest was scheduled on June 15, 1999 (see below). No share release was made in December 1998 due to the transaction above. However, a prepayment of $1,921,114 was made in May 1999, and this prepayment effectuated share release of approximately 14,500 preferred shares related to December 1998.

On June 15, 1999, the ESOP Note Agreement dated December 15, 1998, was amended and restated to provide for the Plan to borrow from the Company a series of loans in the aggregate principal amount of $212,582,457 ("New Sara Lee Note") to be issued in series (semiannually on June 15 and December 15), as set forth in the related note agreement, with a final issuance of the series on June 15, 2004. The proceeds of each series of loans will be used to pay principal and interest then due under the Original Notes and the Sara Lee and Wachovia Prepayment Notes. The loan originally made on December 15, 1998, was designated as the initial loan under the June 15, 1999 amendment. The agreement provides for the New Sara Lee Note to be repaid (semi-annually on June 15 and December 15) over the next twenty-five years following the December 15, 2004 payment. The scheduled amortization of the New Sara Lee Note for the next five years and thereafter is as follows:

2007		$16,057,542
2008		11,051,305
2009		11,513,417
2010		11,901,593
2011		12,194,869
Thereafter		69,153,461

NOTE E – NOTES PAYABLE – Continued

Effective June 15, 1999, the New Sara Lee Note outstanding principal will bear an interest rate of 6.3%, payable semiannually commencing December 15, 1999. In June 2005, a prepayment of the New Sara Lee Note in the amount of $3,750,176 was made reducing the outstanding principal of the loan.

An Implementation Agreement was also signed, dated June 15, 1999, by and between the Company and SSB to effectuate the amended and restated ESOP Note Agreement above. The Implementation Agreement includes, among other things, the Company's agreement to contribute to the ESOP on or before December 15, 2029, the amount of $36.5 million ("the Incremental Contribution") plus or minus any adjustments as set forth in the Implementation Agreement. The Company, at its sole discretion, may make the Incremental Contribution in the form of cash or shares of the Company's common stock, or a combination thereof. On June 15, 2002, the Company made a cash contribution (deemed to be a 2001 ESOP plan year contribution), to the ESOP to fully satisfy the Incremental Contribution due. The trustee used the contribution to purchase the Company's common stock. The shares were allocated to the participants in accordance with refinancing agreements.

The Company also agreed to guarantee to provide each participant who is entitled to a benefit allocation under the ESOP for the plan years commencing with the 1999 plan year and continuing through 2010 plan year, as defined, with a benefit allocation equal to at least 1.75% of such participant's eligible compensation.

Notes Payable – The Earthgrains Company Employee Stock Ownership/401(k) Plan

In July 1996, the ERG ESOP issued $16,799,352 of guaranteed 8% notes to Earthgrains. The proceeds of the notes were used to purchase 513,114 shares of Earthgrains common stock. The number of these shares increased as a result of the two-for-one stock splits occurring on July 28, 1997, and July 20, 1998. In conjunction with Sara Lee's acquisition of Earthgrains, Sara Lee assumed the outstanding obligation of the notes and the Earthgrains common stock was converted to Company common stock.

NOTE F – INTEREST IN SLC INVESTMENT TRUST

The Plan's investments are in the SLC Investment Trust, which was established for the investment of assets of the Plan and several other defined contribution plans sponsored by the Company. On July 24, 2006, the investments of the other defined contribution plans sponsored by the Company were part of the spin-off into the Hanesbrand Retirement Savings Plan (see Note D). At this time, the Sara Lee Corporation 401(k) Plan was the sole plan in the SLC Investment Trust. Prior to July 24, 2006, each participating plan had an undivided interest in the SLC Investment Trust based on each plan's participants' account balances within each fund. The Northern Trust Company held and continues to hold the net assets of the SLC Investment Trust.

At December 31, 2006 and 2005, the Plan's interest in the net assets of the SLC Investment Trust was approximately 100% and 99%, respectively in allocated net assets and 100% in unallocated net assets. Investment income and certain administrative expenses relating to the SLC Investment Trust are allocated to the individual plans based on the balances invested by each plan.

NOTE F – INTEREST IN SLC INVESTMENT TRUST - Continued

The Plan's interest in the net assets of the SLC Investment Trust is included in the accompanying statements of net assets available for benefits. A summary of the net assets of the SLC Investment Trust as of December 31, 2006 and 2005 is as follows:

	December 31, 2006		
	Allocated	Unallocated	Total
Investments, at fair value			
Corporate stocks – common	$ 157,566,687	$ 164,874,574	$ 322,441,261
Investment in common/ collective trusts	127,852,047	-	127,852,047
Investment in registered investment companies	353,997,797	-	353,997,797
Participant loans	20,009,833	-	20,009,833
Investment Contracts	20,466,927		20,466,927
Other	861,793	-	861,793
Total investments	680,755,084	164,874,574	845,629,658
Receivables	948,927	862,839	1,811,766
Total assets	681,704,011	165,737,413	847,441,424
Liabilities	(171,369)	-	(171,369)
Notes payable	-	(132,733,287)	(132,733,287)
Net assets reflecting all investments at fair value	681,532,642	33,004,126	714,536,768
Net assets of SLC Investment Trust	$ 681,532,642	$ 33,004,126	$ 714,536,768

NOTE F – INTEREST IN SLC INVESTMENT TRUST - Continued

	December 31, 2005		
	Allocated	Unallocated	Total
Investments, at fair value			
Corporate stocks – common	$ 280,891,012	$ 175,111,216	$ 456,002,228
Investment in common/ collective trusts	266,842,173	-	266,842,173
Investment in registered investment companies	464,336,886	-	464,336,886
Participant loans	30,544,811	-	30,544,811
Investment contracts	60,668,897	-	60,668,897
Other	1,909,140	-	1,909,140
Total investments	1,105,192,919	175,111,216	1,280,304,135
Receivables	5,301,971	1,911,391	7,213,362
Total assets	1,110,494,890	19,422,607	1,287,517,497
Liabilities	(9,663)	(1,908,448)	(1,918,111)
Notes payable	-	(149,207,062)	(149,207,062)
Net assets reflecting all investments at fair value	1,110,485,227	25,907,097	1,136,392,324
Net assets of SLC Investment Trust	$ 1,110,485,227	$ 25,907,097	$ 1,136,392,324

Certain investments as of December 31, 2005 were reclassified to reflect their proper investment classification.

SLC Investment Trust gain allocated to the participating plans for the year ended December 31, 2006 is as follows:

	Year ended December 31, 2006		
	Allocated	Unallocated	Total
Interest and dividend income	$ 28,912,186	$ 5,277,037	$ 34,189,223
Net appreciation in fair value of investments			
Corporate stocks – common	(5,676,467)	8,834,376	3,157,909
Investment in registered investment companies	37,575,196	-	37,575,196
Other	(1,047,347)	1,047,347	-
Net investment gain	$ 59,763,568	$15,158,760	$ 74,922,328

NOTE F – INTEREST IN SLC INVESTMENT TRUST - Continued

At December 31, 2006 and 2005, the SLC Investment Trust held 16,778,619 and 23,796,701 shares of Company common stock, respectively. These shares had a fair value of $285,739,881 and $449,757,649 as of December 31, 2006 and 2005, respectively. During 2006, the SLC Investment Trust earned $12,482,740 of dividends on Company common stock.

NOTE G – NON-PARTICIPANT-DIRECTED INVESTMENTS

The Company Stock Fund, as well as the Company stock related to the ESOPS, contains both participant-directed and non-participant-directed activity. Information about the net assets and the significant components of the changes in net assets relating to the Company Stock Fund and the Company stock related activity (including associated debt) related to the merged ESOPS is as follows:

	December 31, 2006		
	Allocated	Unallocated	Total
Assets			
Investments at fair value			
Sara Lee Corporation common stock	$ 145,222,405	$ 140,513,661	$ 285,736,066
Hanesbrands, Inc. common stock	6,594,350	24,360,912	30,955,262
Investment in common/collective trust - short-term investment fund	4,013,661	-	4,013,661
Total investments	155,830,416	164,874,573	320,704,989
Dividends receivable	812,812	-	812,812
Short-term interest receivable	15,211	1,740	16,951
Other receivable	861,000	-	861,000
Total Assets	157,519,539	164,876,313	322,395,852
Liabilities	(39,424)	(131,872,187)	(131,911,611)
Net Assets	$ 157,480,115	$ 33,004,126	$ 190,484,241

	December 31, 2005		
	Allocated	Unallocated	Total
Assets			
Investments at fair value			
Sara Lee Corporation common stock	$ 274,368,300	$ 175,111,216	$ 449,479,516
Investment in common/collective trust - short-term investment fund	5,598,152	-	5,598,152
Total investments	279,966,452	175,111,216	455,074,668
Dividends receivable	2,830,331	-	2,830,331
Short-term interest receivable	21,204	2,943	24,147
Other receivable	1,908,448	-	1,908,448
Pending trades	2,296,653	-	2,296,653
Total Assets	287,023,088	175,114,159	462,137,247
Liabilities	-	(149,207,062)	(149,207,062)
Net Assets	$ 287,023,088	$ 25,907,097	$ 312,930,185

NOTE G – NON-PARTICIPANT-DIRECTED INVESTMENTS – Continued

	Year ended December 31, 2006		
	Allocated	Unallocated	Total
Changes in net assets			
Investment income	$ (1,326,557)	$ 15,158,760	$ 13,832,203
Participant contributions	3,659,024	-	3,659,024
Company contributions	22,497,629	21,198,607	43,696,236
Distribution to participants	(22,702,568)	-	(22,702,568)
Transfers to other funds	(151,875,623)	-	(151,875,623)
Allocation of shares	20,247,547	(20,247,547)	-
Interest expense	-	(9,012,790)	(9,012,790)
Expenses	(39,425)	-	(39,425)
Total	$ (129,542,973)	$ 7,097,030	$ (122,445,943)

At December 31, 2006 and 2005, approximately 44% and 41% of the Plan's assets were invested in Company common stock through investment in the SLC Investment Trust.

NOTE H – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan assets, which are in the SLC Investment Trust, are invested in participant loans or investments managed by The Northern Trust Company, the trustee of the Plan; therefore, these transactions qualify as party in interest. A portion of the Plan's assets is invested in Company common stock (see Note G). The Plan pays certain administrative costs of the Plan; these transactions qualify as party in interest.

NOTE I – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become 100% vested in their accounts.

NOTE J – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 and 2005, to the Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	$ 714,536,768	$ 1,130,267,231
Amounts due to participants	(245,793)	(1,327,303)
Adjustment between contract value and fair value of synthetic guaranteed investment contracts	(1,229,954)	-
Net assets available for benefits per the Form 5500	$ 713,061,021	$ 1,128,939,928

The following is a reconciliation of benefits paid to participants according to the financial statements for the year ended December 31, 2006, to the Form 5500:

Benefits paid per the financial statements	$ 110,436,524
Amounts allocated to withdrawing participants at	
December 31, 2006	245,793
December 31, 2005	(1,327,303)
Benefits paid per the Form 5500	$ 109,355,014

The following is a reconciliation of investment income according to the financial statements for the year ended December 31, 2006, to the Form 5500:

Investment income per the financial statements	$ 74,714,096
Adjustment to investment income related to reporting of synthetic guaranteed investment contracts	(1,229,954)
Investment income per the Form 5500	$ 73,484,142

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid as of that date.

NOTE K – TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 18, 2006, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE L – SUBSEQUENT EVENTS (UNAUDITED)

Effective March 31, 2007, the Metz Incentive Savings Plan for Union Employees merged into the Plan. As a result of the merger, approximately $2,350,000 in assets transferred into the Plan.

SUPPLEMENTAL SCHEDULE

Sara Lee Corporation 401(k) Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

Name of plan sponsor: Sara Lee Corporation
Employer identification number: 36-2089049
Three-digit plan number: 401

(a)	(b) Identity of issuer	(c) Description of investment	(d) Cost	(e) Current value
*	Participant loans	Interest rates ranging from 5.25% - 7.0%	$ -	$ 20,009,833
			$ -	$ 20,009,833

* Party-in-interest as defined by ERISA Section 3(14).

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2007

Sara Lee Corporation 401(k) Plan

By: Sara Lee Corporation Employee Benefits Administrative Committee

By:______________________________

Stephen J. Cerrone, As a Committee Member on Behalf of the Committee

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Crowe Chizek and Company LLC

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference into Registration Statement No. 33-35760, No. 333-68958 and No. 333-112615 on Form S-8 of the Sara Lee Corporation, of our report dated June 25, 2007, appearing in this Annual Report on Form 11-K of the Sara Lee Corporation 401(k) Plan for the year ended December 31, 2006.

/s/ Crowe Chizek and Company LLC

Oak Brook, Illinois
June 25, 2007

END